SECURITIES AND EXCHANGE COMMISSION

                        WASHINGTON, D.C.

                         AMENDMENT NO. 1

                               TO

                            FORM U-57

         NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS

                Filed under Section 33(a) of the

     Public Utility Holding Company Act of 1935, as amended

           Entergy Power Damhead Creek Holding II Ltd.
                  _____________________________
                (Name of foreign utility company)



              Entergy Power Development Corporation
              _____________________________________
         (Name of filing company, if filed on behalf of
                   a foreign utility company)



        The Commission is requested to mail copies of all communications relating to this Notification to:



Joseph L. Blount, Esq.        Thomas C. Havens, Esq.
Entergy Power Development     Jones Day
  Corporation                 222 East 41st Street
c/o Entergy Nuclear, Inc.     New York, New York  10017
1340 Echelon Parkway
Jackson, Mississippi  39213

      Entergy Power Development Corporation, a wholly-owned subsidiary of Entergy Corporation ("Entergy"), hereby notifies the Securities and Exchange Commission that Entergy Power Damhead Creek Holding II Ltd. relinquishes its status as a subsidiary of Entergy which is a "foreign utility company" within the meaning of Section 33 of the Public Utility Holding Company Act of 1935, as amended.



                            SIGNATURE

     The undersigned company has duly caused this amendment to be signed on its behalf by the undersigned thereunto duly authorized.

                              ENTERGY POWER DEVELOPMENT
                              CORPORATION


                              By:   /s/ Joseph L. Blount
                                 Joseph L. Blount
                                 Vice President and Secretary
Dated:  January 28, 2003